SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

February 9, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

FEBRUARY 9, 2004

Symbol – TSX: KGI

NEW MINERALIZED AREA  DISCOVERED  ABOVE THE 4200-FOOT LEVEL

NEW #2 SHAFT RESULTS

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce that drilling results from the upper levels as Shaft #3 in the Macassa Mine have identified a new area of mineralization.

S.G. Vein

This new area, named the S.G. Vein, has been discovered between the 3800-foot and 4250-foot levels at the Macassa Mine, and is a 30 degree-dipping hangingwall vein that sits 500 feet east of #3 Shaft (see figure #1). Previous drilling had returned 5.56 ounces of gold over 1.0 feet (1.0 feet True Width (“TW”), and 0.64 ounces of gold over 14.8 feet (10.2 feet TW). A second vein also exists in this area, located 100 feet below the S.G. vein. To date, the S.G. vein has ore-grade covering approximately 180 feet east -west by 120 feet down-dip. Both veins are open in 3 directions. A shallow-dipping vein exists in the shaft that grades 2.21 ounces of gold over 0.8 feet (0.8 feet TW). This could be the same vein, as the drilling of the S.G. Vein is ongoing.

The following table summarizes the new S.G. zone drill results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-242	S.G. Vein	174.7	182.2	-51	256	0.81/7.5=5.6’TW VG
	Including	176.1	177.8	-51	256	1.97/1.7=1.3’TW VG
38-244	S.G. Vein	201.5	203.9	-62	222	0.72/2.4=1.9’TW VG
	Including	201.5	202.5	-62	222	1.50/1.0=0.8’TW VG
38-243	S.G. Vein	184.8	189.7	-66	239	0.86/4.9=3.7’TW VG
	Including	184.8	186.9	-66	239	1.54/2.1=1.6’TW VG
38-241	S.G. Vein	135.3	138.0	-69	282	1.68/2.7 CUT=2.5’TW VG+TELL
	Including	136.8	138.0	-69	282	3.60/1.2=1.1’TW VG

TW = True Width   VG = Visible Gold   TELL = Tellurides

QV = Quartz vein  CUT= cut to 3.50 oz./ton

“As pictured in Figure 1, we are developing a significant critical mass of newly discovered mineralized areas, including the D Zone and the S.G., that because of their location relative to #3 Shaft and mining infrastructure will quickly be integrated into the mining plan,“ said Mike Sutton. “The 4200 level and above, which only recently was considered barren, will soon become one of the most productive areas in the mine, and everything is open 4000 feet to surface.”

Drilling at #2 Shaft

The first drill hole drilled east from Shaft #2 on the upper levels has returned 0.89 ounces of gold over 2.0 feet (unknown TW). This intersection is 190 feet west of an intersection of 2.18 ounces of gold over 5.0 feet (unknown TW), and 100 feet west of an intersection of 0.32 ounces of gold over 5.0 feet (unknown TW). These are thought to represent a flat-dipping hangingwall vein.

In addition, drilling west of Shaft #2 on the 4200-foot level has returned very encouraging results such as 11.67 ounces of gold over 1.1 feet (unknown TW) in one vein, and 1.73 ounces of gold over 1.1 feet (unknown TW). These hangingwall veins may be the continuation of ore blocks located 200 feet to the west. Hole 42-1107 had returned 2.44 ounces of gold over 3.4 feet (2.8 feet TW) in the same vicinity (see previous press release). Drilling is ongoing.

The following table summarizes the drill results for new zones at #2 shaft:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
42-1103	New-H.W.	82.6	86.7	+59	055	1.53/4.1(CUT) =Uknown TW
	Including	82.6	84.0	+59	055	6.36/1.4=Uknown TW
	New-H.W.	181.8	185.7	+59	055	0.88/3.9=Uknown TW
42-1104A	New-H.W.	90.0	91.1	+49	055	2.23/1.1=Uknown TW
42-1108	New-H.W.	88.2	89.3	+52	056	11.67/1.1=Uknown TW
	New-H.W.	269.2	270.3	+52	056	1.73/1.1=Uknown TW
30-189	New-H.W.	279.0	281.0	0	031	0.89/2.0’

TW = True Width   VG = Visible Gold   TELL = Tellurides

QV = Quartz vein   CUT= cut to 3.50 oz./ton

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern  Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange

Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.

NO. 3
SHAFT
D ZONE
SOUTH
D ZONE
NORTH
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
NORTH
OPEN
3800 ILEVEL
OPEN
S.G. VEIN
'04 BREAK
EAST
200 FEET
OPEN
OPEN
OPEN
LOWER S.G.
VEIN
4250 LEVEL

DIAGRAM (IN OBLIQUE VIEW)SHOWING
SG VEIN AND LOWER SG VEIN
D VEIN NORTH, D VEIN SOUTH, C VEIN, O4 BREAK

Figure 1

KIRKLAND LAKE GOLD INC.

S.G. VEIN
38-273
PROPOSED
38-241
1.68/2.7'
38-242
0.81/7.5'
DRILL LOCATION
38-243
0.86/4.9'
38-245
IN PROGRESS
38-232
5.56/1.0'
38-191
0.64/14.8'
38-244
1.49/1.0'
38-229
2.09/1.6'
-3889 ELN=119' BELOW 38 LEVEL
-3965 ELN=195' BELOW 38 LEVEL
200 FEET

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	February 9, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.